UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
 (Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

THE DENALI FUND INC.
(NAME OF SUBJECT COMPANY (ISSUER))

THE DENALI FUND INC.
(Name of Filing Person(s) (Issuer))

SERIES A AUCTION PREFERRED SHARES
(Title of Class of Securities)

24823A201
(CUSIP Number of Class of Securities)

Stephen C. Miller, Esq.
Jennifer T. Welsh, Esq.
Boulder Investment Advisers, LLC
2344 Spruce Street, Suite A
Boulder, Colorado 80302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Arthur L. Zwickel, Esq.
Paul, Hastings, Janofsky & Walker, LLP
515 South Flower Street, 25th Floor
Los Angeles, CA  90071

May 18, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$8,500,000 (a)	Amount of Filing Fee:	$606.05 (b)

(a)
Calculated as the aggregate maximum purchase price to be paid for 400 shares in the offer, based upon a price of $21,250.00 per share or 85% of the liquidation preference of $25,000 per share. The total liquidation preference of the shares offered for purchase in the offer is $10,000,000 less a discount of 15% per share, or $8,500,000 total proceeds.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$606.05
	Form or Registration No.	Schedule TO/A
	Filing Party:	The Denali Fund Inc.
	Date Filed:	July 1, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2010, as amended and supplemented by Amendment No. 1 filed on June 16, 2010 (the “Schedule TO”), as further amended and supplemented by Amendment No. 2 filed on July 1, 2010, by The Denali Fund Inc., a closed-end, non-diversified, investment management company organized as a Maryland corporation (the “Fund”). This Amendment relates to the Fund’s offer to purchase for cash up to 400 of its outstanding Series A auction preferred shares, par value $0.0001 per share (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated May 18, 2010, as amended on June 16, 2010 and July 1, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (together, as amended, supplemented or otherwise modified from time to time, constitute the “Original Offer”).  The information in the Original Offer is incorporated herein by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment should be read together with the Schedule TO and the Original Offer. The other terms and conditions of the offer set forth in the Original Offer still apply. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Item 1.   Summary Term Sheet.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 15, 2010, the Fund issued a press release announcing an extension of the Fund’s Original Offer until 5:00 P.M., Eastern Daylight Time, August 3, 2010, or such later date to which the offer is further extended at the discretion of the Fund (the “Expiration Date”).  A copy of the press release is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 15, 2010, the Fund issued a press release announcing an extension of the Fund’s Original Offer until 5:00 P.M., Eastern Daylight Time, August 3, 2010, or such later date to which the offer is further extended at the discretion of the Fund (the “Expiration Date”).  A copy of the press release is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.

ITEM 12.      EXHIBITS.

Item 12 is hereby amended and supplemented to include the following exhibit:

(a)(5)(iv)	Press release issued by the Fund and dated July 15, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

 THE DENALI FUND INC.

By:  /s/ Stephen C. Miller                                                                                                         Date: July 15, 2010
Stephen C. Miller, its President

EXHIBIT INDEX

(a)(5)(iv)	Press release issued by the Fund and dated July 15, 2010.